UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes   ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date April 1, 2011	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT ON RESOLUTIONS OF THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Pursuant to the requirements of the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and rules of meeting of the supervisory committee and as convened by Ms. Liu Jiangbo, chairlady of the supervisory committee (the “Supervisory Committee”) of the Company, the fourth meeting of the sixth session of the Supervisory Committee was held on 30 March 2011 at Shanghai International Airport Hotel.

Ms. Liu Jiangbo, chairlady of the Supervisory Committee, and Mr. Xu Zhao, Mr. Yan Taisheng and Mr. Feng Jinxiong, supervisors, were present at the meeting. Mr. Liu Jiashun authorized Mr. Xu Zhao to vote on behalf of him in favour of the resolutions.

The number of supervisors at the meeting satisfied the quorum requirement under the Company Law of the Peoples’ Republic of China (the “PRC”) and the Articles. As such, the meeting was legally and validly convened and held.

The meeting was chaired by Ms. Liu Jiangbo, chairlady of the Supervisory Committee. The supervisors present at the meeting considered and passed the resolutions as below:

1.
Considered and approved the 2010 Work Report of the Supervisory Committee (the content of which is set out in the Report of the Supervisory Committee of the 2010 Annual Report), and decided to submit the same to the 2010 annual general meeting of the Company for consideration and approval.

2.
Considered that all the contracts, agreements and other relevant documents related to the connected transactions of the Company in 2010 had complied with the legal procedures and the terms of the transactions were fair and reasonable to the Company and shareholders as a whole. The connected transactions were dealt with under stringent principles of fairness, impartiality and transparency. The Supervisory Committee did not discover any insider dealing or breach of good faith by the board of directors (the “Directors” or “Board”) in the decision-making, execution of agreements and information disclosure.

3.	Agreed to the self-assessment report in respect of internal control of the Company for the year 2010 as considered and approved by the Board.

4.
Considered that the financial report of the Company for the year 2010 truly reflected the financial position and operating results of the Company for the reporting period and was objective and fair, and agreed to submit the same to the 2010 annual general meeting of the Company for consideration and approval.

5.
Agreed to the profit distribution proposal for the year 2010 of the Company as considered and approved by the Board, and agreed to submit the same to the 2010 annual general meeting of the Company for consideration and approval.

6.	Agreed to the full text of the 2010 Annual Report and its summary (A share) and 2010 annual results announcement (H share) of the Company as considered and approved by the Board.

Pursuant to the requirement of section 68 of the Securities Act of the PRC, the Supervisory Committee reviewed the full text of the 2010 Annual Report of the Company and its summary, and expressed the following opinions:

The preparation and review process of the 2010 Annual Report of the Company are in compliance with laws and regulations, the Articles and the internal management system of the Company;

The form and substance of the 2010 Annual Report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the financial position and operational management of the Company in all the respects for the reporting period;

Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2010 Annual Report was discovered.

By order of the Board CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the People’s Republic of China
30 March 2011